Exhibit 99.3

Baidu, Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BIDU and HKEX: 9888)

Form of Proxy for Annual General Meeting

to be held on June 27, 2023

(or any adjournment(s) or postponement(s) thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of Baidu, Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued Class A ordinary shares with a par value of US$0.000000625 per share (the “Class A Ordinary Shares”) and Class B ordinary shares with a par value of US$0.000000625 per share of the Company (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “Meeting”) to be held at Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China on June 27, 2023 at 10 a.m. (Beijing time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “Meeting Notice”).

Only the holders of record of the Ordinary Shares on the Company’s register of members at the close of business on May 23, 2023 (Hong Kong Time) (the “Record Date”) are entitled to notice of, to attend and to vote at the Meeting. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, on all matters. The quorum of the Meeting is one or more shareholders which hold an aggregate of at least one-third (1/3) of the paid up voting share capital, present in person or by proxy and entitled to vote, throughout the Meeting.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the Ordinary Shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the Meeting acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) submitting to the Company, at the address set forth below, a duly signed revocation or (ii) voting in person at the Meeting.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible so that it is received by the Company no later than 10 a.m., Hong Kong time, on June 25, 2023 to ensure your representation at the Meeting.

Baidu, Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BIDU and HKEX: 9888)

Form of Proxy for Annual General Meeting

to be held on June 27, 2023

(or any adjournment(s) or postponement(s) thereof)

I/We                 of                                                                              , being the registered holder of                  Class A ordinary shares, (Note 1) par value US$0.000000625 per share, and                  Class B ordinary shares, (Note 1) par value US$0.000000625 per share, of Baidu, Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting(Note 2) or                  of                                                                   as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment(s) or postponement(s) thereof) of the Company to be held at Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit. (Note 3)

	RESOLUTION	FOR(Note 3)	AGAINST(Note 3)	ABSTAIN(Note 3)
1.

As a special resolution:

THAT the Company’s Fourth Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Fifth Amended and Restated Memorandum of Association and Articles of Association in the form as set out in the Meeting Notice (the “Amended M&AA”) for the purposes of, among others, (i) bringing the Amended M&AA in line with applicable amendments made to Appendix 3 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and (ii) making other consequential and housekeeping changes in conjunction with the proposed adoption of the Amended M&AA.

Dated , 2023	Signature(s) (Note 4)

Notes:

1

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[3]

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBERS OF SHARES FOR EACH OF THE “FOR,” “AGAINST” AND “ABSTAIN” COLUMNS. Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. A proxy need not be a member of the Company, but must attend the Meeting in person. A member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in this form of proxy above shall be treated as the only valid form of proxy. Any alteration made to this form of proxy must be duly initialed by the person who signs it. Completion and deposit of a form of proxy does not prevent a member from attending the Meeting in person but if a member attends the Meeting and votes, this proxy will be revoked.

[4]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.